FUSE SCIENCE, INC.

26135 N.W. 167th Street, #E-21

Miami Lakes, Florida 33015

June 26, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 “F” Street, N.E.

Washington, D.C. 20549-3629

Attention:	Jennifer Gowetski, Esq.
Folake Ayoula, Esq.

Re:	Fuse Science, Inc. (the “Company”)

Registration Statement on Form S-1 (the “Registration Statement”)

File No.: 333-179682

Ladies and Gentlemen:

The Company hereby withdraws the request for acceleration of the Registration Statement previously filed with the Securities and Exchange Commission on June 22, 2012.

Sincerely,

FUSE SCIENCE, INC.

By:	/s/ Brian Tuffin
Brian Tuffin, Chief Executive Officer